UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ST. JOE COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

790148100

(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to: Andrew G. Dietderich, Esq. Janet T. Geldzahler, Esq. Sullivan & Cromwell LLP 125 Broad Street, New York, New York 10004 212-558-4000 February 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 790148100
1	Name of Reporting Person Fairholme Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—
	8	Shared Voting Power 24,704,702
	9	Sole Dispositive Power —0—
	10	Shared Dispositive Power 26,732,236
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,732,236
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.86%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 790148100
1	Name of Reporting Person Bruce R. Berkowitz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—
	8	Shared Voting Power 24,704,702
	9	Sole Dispositive Power —0—
	10	Shared Dispositive Power 26,732,236
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,732,236
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.86%
14	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 790148100
1	Names of Reporting Person Fairholme Funds, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —0—
	8	Shared Voting Power 23,136,502
	9	Sole Dispositive Power —0—
	10	Shared Dispositive Power 23,136,502
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,136,502
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.98%
14	Type of Reporting Person (See Instructions) IV

Item 1.	Security and Issuer.

This amendment to Schedule 13D (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D,” as amended and supplemented, the “Schedule 13D”), filed on October 14, 2010, by Fairholme Capital Management, L.L.C., a Delaware limited liability company, (“Fairholme”), Fairholme Funds, Inc., a Maryland investment company (the “Fund”), and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the “Reporting Persons”), relating to the common stock, no par value (the “Common Stock”), of The St. Joe Company (the “Issuer”). The principal executive offices of the Issuer are located at: 133 South WaterSound Parkway WaterSound, Florida 32413.

Capitalized terms not defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The Reporting Persons are in discussion with the board of directors of the Issuer (the “Board”) concerning the composition of the Board and the management of the Issuer with the goal of reaching an agreement that would be in the best interests of all stockholders of the Issuer. There can be no assurance that any agreement will be reached.

Item 5.	Interest in Securities of Issuer.

(a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 26,732,236 Shares (28.86%) of the Issuer, the Fund may be deemed to be the beneficial owner of 23,136,502 Shares (24.98%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 26,732,236 Shares (28.86%) of the Issuer, based upon the 92,624,703 Shares outstanding as of October 28, 2010, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 24,704,702 Shares, the Fund has the shared power to vote or direct the vote of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 24,704,702 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 26,732,236 Shares, the Fund has the shared power to dispose or direct the disposition of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 26,732,236 Shares to which this filing relates.

The transactions effected in the Shares since the Schedule 13D/A filed by the Reporting Persons on January 12, 2011 are set forth in Exhibit B.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	A description of the transactions in the Shares that were effected by the Reporting Persons since the Schedule 13D/A filed by the Reporting Persons on February 16, 2011

Exhibit 99.2	Joint Filing Statement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 22, 2011	FAIRHOLME CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Bruce R. Berkowitz
Bruce R. Berkowitz

FAIRHOLME FUNDS, INC.

	By:	/s/ Bruce R. Berkowitz
Bruce R. Berkowitz

/s/ Bruce R. Berkowitz
BRUCE R. BERKOWITZ

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 99.1	A description of the transactions in the Shares that were effected by the Reporting Persons since the Schedule 13D/A filed by the Reporting Persons on February 16, 2011

Exhibit 99.2	Joint Filing Statement